Mail Stop 4561

April 1, 2009

Sent By U.S. Mail and by Facsimile to 626-858-5745

Ms. Kay M. Hoveland
President and Chief Executive Officer
K-Fed Bancorp
1359 Grand Avenue
Covina, California 91724

> Re: **K-Fed Bancorp**
> **File No. 000-50592**
> **Form 10-K for the fiscal year ended June 30, 2008**
> **Form 10-Q for the quarter ended September 30, 2008**
> <u>**Form 10-Q for the quarter ended December 31, 2008**</u>

Dear Ms. Hoveland:

We have reviewed your filings and have the following comments. Our accounting review is limited to the specific comments issued. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Business, page 2

1. In future filings, please revise the section entitled "Market Area," on page 3, to update your description to describe current conditions in your principal market area of California including. but not limited to, the following:
    *   general economic conditions compared to the national average;
    *   unemployment rate compared to the national average and compared to the previous year;
    *   the drop in single family home and multifamily building permits;
    *   the drop in prices of single family home and multifamily building and commercial real estate;
    *   the drop in the number of sales of single family home and multifamily building and commercial real estate; and
    *   the increase in foreclosures of residential and commercial properties.

Item1A. Risk Factors, page 39

2. In future filings, please revise this section to identify and include the "most significant" risks factors as required by Item 503(c) of Regulation S-K (rather than stating that you face risks and have included some of them in the Form). In addition, where the disclosure would be enhanced by providing amounts, please disclose and compare to the amounts from the previous period.

3. Revise the risk related to nonconforming loans to provide disclosure as to the percentage that are current and compare to the percentage current at the comparable previous period.

Form 10-Q as of December 31, 2008
Asset Quality, page 15

4. We note that that the allowance for loan losses was 0.53% of total loans at December 31, 2008 compared to 0.43% at June 30, 2008 while non-performing loans to total loans has increased from 0.23% at June 30, 2008 to 0.69% at December 31, 2008. Please tell us and disclose in your future filings the following:

    *   The nature of and reasons for the increase in non-performing loans;

    *   How the increase in non-performing loans specifically impacted your determination of the allowance for loan losses at December 31, 2008;

- Changes in asset quality and other factors you considered in determining the allowance for loan losses at December 31, 2008; and
- How changes in estimation methods and assumptions affected the allowance, if applicable.

Please revise future filings to include all of the disclosures required by paragraph 20 of SFAS 114.

* * * * * * * * * * * *

You may contact Babette Cooper, Staff Accountant, at 202-551-3396 if you have questions regarding comments on the financial statements and related matters. Please contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael Clampitt
Senior Attorney